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SEC FILE NUMBER
8-65995

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/23 (MM/DD/YY) AND ENDING 03/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PI Financial (US) Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2500-733 Seymour Street
(No. and Street)

Vancouver	BC	V6B 0S6
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

D. Andrew Murray	604-664-3665	dam@pifinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

1600-333 Seymour Street	Vancouver	BC	V6B 0A4
(Address)	(City)	(State)	(Zip Code)

07/19/2004	1390
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PI Financial (US) Corp., as of 3/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]

Notary Public

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC Supplemental Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Grant Thornton

Financial Statements and Supplementary Information

PI Financial (US) Corp.

(Expressed in US dollars)

March 31, 2024 and 2023

Contents

Grant Thornton

Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
Suite 1600
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569

To the shareholders and Board of Directors of
PI Financial (US) Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of PI Financial (US) Corp. (the "Company") as of March 31, 2024, and the related statements of income and comprehensive income, cash flows and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton

Supplementary Information

The information contained in Schedules 1, 2, 3 and 4 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management.

Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules 1, 2, 3, and 4. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2006.

Grant Thornton LLP

Chartered Professional Accountants

Vancouver, Canada
May 28, 2024

PI Financial (US) Corp.
Statements of Financial Position

(Expressed in US dollars)

March 31	2024	2023
Assets		
Cash	$ **891,806**	$ 860,897
Accounts receivable	**2,549**	4,494
Due from parent company (Note 6)	**1,790**	8,915
Due from clients	**125,457**	5,685
Income tax receivable	**8,192**	18,911
Prepaid expenses	**1,969**	1,710
Total assets	$ **1,031,763**	$ 900,612
Liabilities		
Accounts payable and accrued liabilities	$ **27,159**	$ 28,935
Due to brokers and dealers	**125,457**	5,685
Total liabilities	**152,616**	34,620
Stockholder's equity		
Share capital (Note 5)	**755,100**	755,100
Retained earnings	**145,532**	130,769
Foreign currency translation reserve	**(21,485)**	(19,877)
Total stockholder's equity	**879,147**	865,992
Total liabilities and stockholder's equity	$ **1,031,763**	$ 900,612

On behalf of the board

Director

Director

PI Financial (US) Corp.
Statements of Income and Comprehensive Income (Loss)
(Expressed in US dollars)

Years ended March 31	2024	2023
Revenue		
Institutional sales	$ **333,051**	$ 480,396
Interest	**47,727**	52,281
New issues and private placements	**14,757**	19,614
Total revenue	**395,535**	552,291
Variable compensation	**97,875**	136,633
Gross profit	**297,660**	415,658
Expenses		
Audit and legal	**31,260**	26,272
Clearing fees (Note 6)	**44,041**	57,418
Data processing	**75,075**	100,198
Memberships	**16,404**	21,031
Office and miscellaneous	**782**	469
Overhead allocation (Note 6)	**45,396**	39,154
Research fees (Note 6)	**46,692**	47,171
Trading fees (Note 6)	**18,776**	24,207
Total expenses	**278,426**	315,920
Income before income taxes	**19,234**	99,738
Income tax expense (Note 9)	**4,471**	28,695
Net income	**14,763**	71,043
Other comprehensive loss		
Cumulative translation adjustment	**(1,608)**	(142,607)
Total comprehensive income (loss)	$ **13,155**	$ (71,564)

The accompanying notes are an integral part of these financial statements.

PI Financial (US) Corp.
Statements of Cash Flows

(Expressed in US dollars)

Years ended March 31	2024	2023
Cash derived from (applied to)		
Operating		
Net income	$ **14,763**	$ 71,043
Change in non-cash operating working capital		
Decrease (increase) in accounts receivable	**1,945**	(1,325)
Decrease (increase) in amounts due from parent company	**7,125**	(6,107)
Increase in due from clients	**(119,772)**	(5,685)
Decrease in income tax receivable	**10,719**	49,535
(Increase) decrease in prepaid expenses	**(259)**	4,560
Decrease in accounts payable and accrued liabilities	**(1,776)**	(4,198)
Increase in due to brokers and dealers	**119,772**	5,685
Net cash flows from operating activities	**32,517**	113,508
Financing		
Return of capital	**-**	(470,000)
Dividends paid	**-**	(410,000)
Net cash flows used in financing activities	**-**	(880,000)
Net increase (decrease) in cash	**32,517**	(766,492)
Cash, beginning of year	**860,897**	1,769,996
Effect of exchange rates on cash	**(1,608)**	(142,607)
Cash, end of year	$ **891,806**	$ 860,897

Supplemental cash flow information		
Interest received	$ **47,727**	$ 52,281
Income tax paid, net	**(18,000)**	(46,919)

The accompanying notes are an integral part of these financial statements.

PI Financial (US) Corp.
Statements of Changes in Stockholder's Equity
(Expressed in US dollars)
Years ended March 31, 2024 and 2023

	Share capital			Foreign currency translation	
	Shares	Additional paid in capital	Retained earnings	reserve	Total
Balance, March 31, 2022	1,225,100	$ 1,225,100	$ 469,726	$ 122,730	$ 1,817,556
Net income	-	-	71,043	-	71,043
Return of capital (Note 5)		(470,000)			(470,000)
Dividends paid (Note 6(c))	-	-	(410,000)	-	(410,000)
Cumulative translation adjustment	-	-	-	(142,607)	(142,607)
Balance, March 31, 2023	1,225,100	755,100	130,769	(19,877)	865,992
Net income	-	-	14,763	-	14,763
Cumulative translation adjustment	-	-	-	(1,608)	(1,608)
Balance, March 31, 2024	**1,225,100**	**$ 755,100**	**$ 145,532**	**$ (21,485)**	**$ 879,147**

1. Nature of operations

PI Financial (US) Corp. (the "Company") is a broker/dealer registered under the United States Securities Exchange Act of 1934 and incorporated under the Business Corporations Act (British Columbia) on January 13, 2003.

The Company became a registrant with the Financial Industry Regulatory Authority ("FINRA") of the United States of America on December 2, 2003.

The Company is a wholly-owned subsidiary of Ventum Financial Corp. (formerly PI Financial Corp.) and transacts exclusively with institutional investors on delivery versus payment or receipt versus payment basis. The Company does not hold client securities or funds beyond settlement date. All securities transactions are processed through its parent company, Ventum Financial Corp., which acts as the clearing and settlement agent for the Company.

2. Summary of significant accounting policies

Generally accepted accounting principles ("GAAP")

These financial statements are presented in United States (US) dollars and prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Basis of presentation

These financial statements are prepared based on a settlement date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Cash

Cash includes cash on hand, held at one financial institution.

Revenue recognition

In accordance with ASC 606 *Revenue from Contracts with Customers* ("ASC 606"), the Company recognizes revenue when its customer obtains control of the goods or services, in an amount that reflects the consideration which the Company expects to be entitled in exchange for those goods or services.

2. Summary of significant accounting policies (continued)

Revenue recognition (continued)

To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, it performs the following five steps:

i. identify the contract(s) with a customer;
ii. identify the performance obligations in the contract;
iii. determine the transaction price;
iv. allocate the transaction price to the performance obligations in the contract; and
v. recognize revenue when (or as) the entity satisfies a performance obligation.

Institutional sales revenue consists of revenue generated through commission based brokerage services provided to institutional clients, recognized on a settlement date basis.

New issues and private placement revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is completed under the engagement terms and the related revenue is reasonably determinable.

Interest revenue consists of amounts earned on cash deposited in bank accounts. The interest is recognized as it is earned.

Foreign currency translation

The Company's functional currency is the Canadian dollar. These financial statements have been translated into the US dollar reporting currency for regulatory purposes. All assets and liabilities denominated in Canadian dollars are translated into US dollars at the exchange rate in effect at the statements of financial position date. Revenues and expenses denominated in Canadian dollars are translated at the exchange rate in effect at the transaction date. Foreign exchange gains and losses are included in the determination of comprehensive income (loss) for the year.

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax assets and liabilities for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not factored into the measurement. Deferred tax assets are reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

2. Summary of significant accounting policies (continued)

Accounting for uncertainty in income taxes

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

3. Financial instruments, fair value measurements

The Company follows guidance under ASC 820 *Fair Value Measurements* ("ASC 820") with regard to financial assets and liabilities measured at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable; or other inputs not directly observable, but derived principally from, or corroborated by, observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

4. Financial instruments

Fair value

The financial instruments of the Company consist of cash, accounts receivable, due from parent company, due from clients, accounts payable and due to brokers and dealers. The carrying value approximates fair value due to their short maturities.

Risk management

In the normal course of business the Company is exposed to credit risk, liquidity risk, market risk, fair value risk, interest rate risk and foreign exchange risk. These risks are managed in the following manner:

(a) Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, monitors the total value of transactions with counterparties, and maintains the majority of its cash with high credit quality financial institutions. There was $818,005 in cash exceeding the federally insured limits at March 31, 2024 (2023 – $787,004). During the year, there may be times when uninsured cash is higher or lower.

As at March 31, 2024 and 2023, all accounts receivable, due from parent company and due from clients are current. Management believes that counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

(b) Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's management oversees the liquidity risk management program to ensure the Company has access to enough readily available funds to cover its financial obligations as they come due. The Company's business requires capital for operating and regulatory purposes. The assets reflected on the statements of financial position are highly liquid. Amounts due from parent company are non-interest bearing and have no set terms of repayment.

(c) Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument will fluctuate because of changes in market prices. For purposes of disclosure, the Company segregates market risk into three categories: fair value risk, interest rate risk and foreign exchange risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement in the value of a financial instrument. It is management's opinion that the Company is not exposed to significant fair value risk from these financial instruments.

4. Financial instruments (continued)

Risk management (continued)

(c) Market risk (continued)

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the Company. The Company is exposed to interest rate risk on the cash balances held.

Interest rate sensitivity analysis

The following table provides the effect on net income if interest rates were to decrease or increase by 100 basis points ("bp") for the years ended March 31, 2024 and 2023, applied to the balances as of this date. This analysis assumes that all other variables remain constant.

	Carrying value	Effect of a 100 bp increase in interest rates on net income	Effect of a 100 bp decrease in interest rates on net income
March 31, 2024			
Cash	**$ 891,806**	**$ 8,918**	**$ (8,918)**
March 31, 2023			
Cash	$ 860,897	$ 8,609	$ (8,609)

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates of financial amounts denominated in US dollars. The Company incurs foreign exchange risk on financial instruments denominated in currencies other than its functional currency, which includes cash, accounts receivable and accounts payable. The Company is not materially impacted by foreign exchange risk.

(Expressed in US dollars)

5. Share capital		**2024**	**2023**
Authorized			
100,000,000	common shares without par value		
Additional paid in capital			
Premium received on issuance of:			
1,225,100	common shares	**$ 755,100**	$ 755,100

During the year ended March 31, 2024 the Company paid a return of capital of $Nil (2023 - $470,000) to its parent company.

6. Related party transactions

(a) During the year ended March 31, 2024, the Company paid research and trading fees of $65,468 (2023 - $71,378), clearing fees of $44,041 (2023 - $57,418) and overhead allocation of $45,396 (2023 - $39,154) to its parent company, Ventum Financial Corp.

(b) At March 31, 2024, amounts due from parent company include $1,790 (2023 - $8,915) due from Ventum Financial Corp.

(c) During the year ended March 31, 2024, the Company paid dividends of $Nil (2023 - $410,000) to Ventum Financial Corp.

The above transactions occurred in the normal course of operations and are measured at the exchange amount as agreed to by the related parties. The amounts are unsecured and non-interest bearing with no set terms of repayment.

7. Concentrations

For the year ended March 31, 2024, four (2023 - two) customers accounted for more than 10% of the Company's institutional sales and new issues and private placement revenue totalling approximately $192,000 (2023 - $150,000).

(Expressed in US dollars)

8. Capital requirements

The Company requires capital for operating and regulatory purposes including the funding of current and future operations. The capital structure is defined as stockholder's equity which comprises share capital, retained earnings and foreign currency translation reserve.

The Company's capital management framework is designed to exceed the level of capital that will meet the Company's regulatory capital requirements, fund current and future operations, and ensure that the Company is able to meet its financial obligations as they become due.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires the Company to maintain minimum net capital equal to the greater of $100,000 and one-fifteenth of aggregate indebtedness. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends.

At March 31, 2024, the Company had net capital of $812,993 (2023 - $781,034) which was $712,993 (2023 - $681,034) in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.1877 to 1. As at March 31, 2024, the Company was in compliance with all minimum regulatory requirements (Schedule 1).

Net capital is a non-GAAP measure and it is a prescribed calculation by the Securities and Exchange Commission's Uniform Net Capital Rule. As a result, the measure may not be comparable to similar measures prescribed by other companies.

9. Income taxes

	2024	2023	**2024**	2023
	Percentage of Income			
Income taxes at the statutory rate	**27.0**	27.0	$ **5,193**	$ 26,929
Rate differential and other	**(3.8)**	1.8	**(722)**	1,766
Income tax expense	**23.2**	28.8	$ **4,471**	$ 28,695

(Expressed in US dollars)

10. Commitments

The Company is party to minimum operating usage requirements under 2 service contracts. Estimated minimum service fees for the remainder of the service contracts are as follows:

2025	$ 55,952
2026	22,500
2027	1,250
	$ 79,702

11. Subsequent events

The Company has evaluated subsequent events through May 28, 2024, which is the date the financial statements were available to be issued. Based on such evaluation, no such events have occurred that in the opinion of management warrant disclosure in or adjustment to the financial statements.

PI Financial (US) Corp.
Focus Report - Part IIA - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

(Expressed in US dollars)
March 31, 2024 | Firm ID: 127404

1		Total ownership equity (o/e)	$ 879,147
2		Deduct o/e not allowable for net capital (NC)	-
3		Total o/e qualified for net capital	879,147
4		Add:	
	A	Allowable subordinated liabilities	-
	B	Other deductions or credits	
		Description	
		FINRA Rule 3020(b)(2)	-
5		Total capital and allowable subloans	879,147
6		Deductions and/or charges:	
	A	Total non-allowable assets	(14,500)
	B	Aged fail to deliver	-
	1.	Number of items	-
	F	Other deductions and/or charges	-
7		Other additions and/or allowable credits	-
8		Net capital before haircuts	864,647
9		Haircuts on securities:	
	A	Contractual commitments	-
	B	Subordinated debt	-
	C	Trading and investment sec:	
	1	Exempted securities	-
	2	Debt securities	-
	3	Options	-
	4	Other securities	-
	D	Undue concentration	-
	E	Other	
		Description: haircut on Canadian dollar denominated accounts of $860,908	(51,654)
10		Net capital	$ 812,993
11		Minimum net capital required (based on 6 2/3% of total aggregate indebtedness)	$ 10,174
12		Minimum dollar requirement	$ 100,000
13		Net capital requirement (greater of line 11 or 12)	$ 100,000
14		Excess net capital	$ 712,993
15		Net capital less greater of (net capital - 10% of AI or 120% Net Capital Requirement)	$ 692,993

PI Financial (US) Corp.
Focus report - Part IIA - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

(Expressed in US dollars)
March 31, 2024 | Firm ID: 127404

Computation of aggregate indebtedness (AI)

16	Total AI liability from statement of financial condition	$ 152,616
17	Add:	
A	Drafts for immediate credit	-
B	Market value of sec borrowed where no equivalent value is paid or credited	-
C	Other unrecorded amounts	-
19	Total aggregate indebtedness	$ 152,616
20	Ratio of AI/NC	18.77%
29	Percentage of debt to debt equity	0.00%

PI Financial (US) Corp.
Other Representations

(Expressed in US dollars)
March 31, 2024

Firm ID: 127404

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2024. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2024. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2024. There have been no material inadequacies found to exist since the date of the last annual audit.

PI Financial (US) Corp.
Reconciliation of Computation of Net Capital

(Expressed in US dollars)
March 31, 2024 Firm ID: 127404

Net capital per firm (per March 31, 2024 focus report submitted April 22, 2024)	$	**812,993**
Add: no adjustments		**-**
Deduct: no adjustments		**-**
Net capital per audited computation of net capital as at March 31, 2024	$	**812,993**

PI Financial (US) Corp.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in US dollars)
March 31, 2024

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
PI Financial (US) Corp.
Vancouver, Canada

In planning and performing our audit of the financial statements of PI Financial (US) Corp. (the "Company"), as at and for the year ended March 31, 2024, in accordance with the auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PI Financial (US) Corp.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in US dollars)
March 31, 2024

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2024 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vancouver, Canada
May 28, 2024

Chartered Professional Accountants

GrantThornton

Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
Suite 1600
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569

To the Board of Directors of PI Financial Corp (US) Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended March 31, 2024. Management of PI Financial (US) Corp. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective wire transfer records on October 26, 2023 and May 2, 2024, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2024 with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2024, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Vancouver, Canada
May 28, 2024

Chartered Professional Accountants

PI FINANCIAL
experience. driven.

May 28, 2024

PI Financial (US) Corp.
2500 – 733 Seymour Street
Vancouver, BC Canada
V6B 0S6

Phone 604 664 2900
Fax 604 664 2666
Toll Fee 800 810 7022

www.pifinancialcorp.com

PI Financial (US) Corp. Exemption Report

PI Financial (US) Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year end March 31, 2024 without exception.

PI Financial (US) Corp.

I, D. Andrew Murray, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

D. Andrew Murray, CA CPA
Chief Financial Officer

Grant Thornton

Exemption Report Review

PI Financial (US) Corp.

April 1, 2023 to March 31, 2024

Grant Thornton

Exemption Report Review

Grant Thornton LLP
Suite 1600
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569

To the Board of Directors
PI Financial (US) Corp.

We have reviewed management's statements, included in the accompanying PI Financial (US) Corp. (the "Company") Exemption Report, in which (1) PI Financial (US) Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PI Financial (US) Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i), (the "exemption provisions") and (2) PI Financial (US) Corp. stated that PI Financial (US) Corp. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Vancouver, Canada
May 28, 2024

Chartered Professional Accountants